[LETTERHEAD OF PILLSBURY WINTHROP LLP]

June 30, 2003

VIA EDGAR TRANSMISSION

Mary Beth Breslin, Esq.

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0306

Washington, D.C. 20549

Re:	BioLase Technology, Inc.

Registration Statement on Form S-3 (File No. 333-106290)

Dear Ms. Breslin:

On behalf of our client BioLase Technology, Inc., we hereby request withdrawal of the above-referenced registration statement on Form S-3, pursuant to Rule 477 under the Securities Act of 1933, as amended. The registrant seeks to withdraw this registration statement because it plans to include the shares held by American Medical Technologies, Inc., in the Registration Statement on Form S-3 (File No. 333-106260) relating to the proposed offering of 2,875,000 shares of the registrant’s common stock. Concurrently with the filing of this withdrawal request, we are filing an amendment to the Registration Statement relating to the proposed offering of 2,875,000 shares of the registrant’s common stock, which reflects that the shares held by American Medical Technologies, Inc., will be included in the underwriters’ over-allotment option.

BioLase believes that a withdrawal of the separate registration statement relating to the shares held by the selling stockholder is consistent with the public interest and the protection of investors as mandated by Rule 477(a). We greatly appreciate the time you and the other members of the Commission’s staff have taken in reviewing this registration statement. If you have any questions about this request for withdrawal, please contact Ethan D. Feffer at (714) 436-6884 or Albert P. Asatoorian at (213) 488-7420.

Sincerely,

PILLSBURY WINTHROP LLP

/s/    Albert P. Asatoorian

cc:	Mr. Jeffrey W. Jones Ethan D. Feffer, Esq.